October 12, 2006

Via EDGAR and Facsimile Delivery

Don Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Thermage, Inc. Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-136501)

Dear Mr. Hunt:

We are hereby submitting this correspondence on behalf of Thermage, Inc. (“Thermage” or the “Company”), and in response to Ms. Tillan’s verbal request that we provide supplemental information regarding how the Company calculated the $3,865,000 amount of compensation expense as of 12/31/05 related to the repricing. The supplemental information is attached hereto as Schedule A.

We very much appreciate the Staff’s prompt review of this submission. I can be reached at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

David J. Saul

cc.	Stephen Fanning, CEO, Thermage
Tracy Lefteroff, Partner, PricewaterhouseCoopers
Adrian Beamish, Partner, PricewaterhouseCoopers

SCHEDULE A

Month	Estimated Fair Value Per Common Share (range reflects difference between beginning and end of each month)	Basis of estimate	No. of Common stock awards granted to employees	Exercise price per share of common stock awards	APB No. 25 Intrinsic value of common stock awards granted to employees
December 2005	$9.13 -$9.58	Straight-line ramp to $11.93 in June 2006	284,250	$4.00	$1,517,895
November 2005	$8.65 -$9.11	Straight-line ramp to $11.93 in June 2006
October 2005	$8.20 -$8.63	Straight-line ramp to $11.93 in June 2006	295,600	$4.00	$1,256,300
September 2005	$7.73 -$8.18	Straight-line ramp to $11.93 in June 2006
August 2005	$7.23 -$7.71	Straight-line ramp to $11.93 in June 2006
July 2005	$6.78 -$7.21	Straight-line ramp to $11.93 in June 2006	56,500	$4.00	$180,235
June 2005	$6.31 -$6.76	Straight-line ramp to $11.93 in June 2006
May 2005	$5.83 -$6.28	Straight-line ramp to $11.93 in June 2006
April 2005	$5.38 -$5.81	Straight-line ramp to $11.93 in June 2006	406,850	$4.00	$630,618
March 2005	$4.88 -$5.36	Straight-line ramp to $11.93 in June 2006
February 2005	$4.45 -$4.86	Straight-line ramp to $11.93 in June 2006	859,849	$4.00	$404,129
January 2005	$4.00 -$4.43	Straight-line ramp to $11.93 in June 2006
Total 2005			1,903,049		$3,989,177

Reconciliation to 2005 deferred compensation of $3,865k recorded in financial statements:

•	Total deferred compensation recorded in FY 2005 (from intrinsic value column above) = $3,989k

•	Cancellation of options with deferred compensation of $124k during the period.

•	Therefore, net deferred compensation recorded of $3,865k, prior to amortization